SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Subject Company (Issuer))

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Filing Persons (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P300
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	45254P409

George A. Mangiaracina

Chief Executive Officer

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Craig D. Miller

Veronica Lah

Manatt, Phelps & Phillips, LLP

One Embarcadero Center

San Francisco, California 94111

(415) 291-7400

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to the offer by Impac Mortgage Holdings, Inc., a Maryland corporation (the “Company”), upon the terms and subject to the conditions set forth in the Prospectus/Consent Solicitation, dated September 14, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letters of Transmittal and Consent, copies of which are attached hereto as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), to exchange any and all of the outstanding shares of the following series of its preferred stock for the consideration defined below (each an “Exchange Offer” and collectively the “Exchange Offers”):

Security	CUSIP	Symbol	Shares Outstanding	Cash/ 8.25% Series D Cumulative Redeemable Preferred Stock (“New Preferred Stock”) Per Share	Common Securities Per Share
9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”)	45254P300	IMPHP	665,592	$3.00 in cash or, if the Company is prohibited from paying cash, thirty (30) shares of New Preferred Stock (the “Series B Cash/New Preferred Stock Portion”), as more fully described below.	13.33 shares of newly issued common stock, par value $0.01 per share (“Common Stock”), (the “Series B Common Stock Portion”, and together with the Series B Cash/New Preferred Stock Portion, the “Series B Consideration”), as more fully described below.
9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”)	45254P409	IMPHO	1,405,086	$0.10 in cash or, if the Company is prohibited from paying cash, one (1) share of New Preferred Stock (the “Series C Cash/New Preferred Stock Portion”), as more fully described below.	1.25 shares of newly issued Common Stock and 1.5 warrants to purchase 1.5 shares of the Company’s Common Stock at an exercise price of $5.00 per share (collectively, the “Series C Common Stock Portion” and together with the Series C Cash/New Preferred Stock Portion, the “Series C Consideration”), as more fully described below.

Concurrently with and as an integral part of the Exchange Offers, pursuant to the Prospectus, we are also soliciting consents (the “Consent Solicitation”) from holders of:

•	Series B Preferred Stock, to an amendment (the “Series B Proposed Amendment”) to our Articles of Incorporation (as amended and currently in effect, the “Charter”) to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of holders of Series B Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series B Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers); and

•	Series C Preferred Stock, to an amendment (the “Series C Proposed Amendment” and, together with the Series B Proposed Amendment, the “Proposed Amendments”) to our Charter to permit the closing of the Exchange Offers (including the authorization and issuance of New Preferred Stock without a separate vote of the holders of Series C Preferred Stock) and to make each share of Series B Preferred Stock and each share of Series C Preferred Stock redeemable for the same consideration as the Series B Consideration and the Series C Consideration, respectively, as described herein, in each case, without payment of, or allowance for, any accrued and unpaid dividends on any shares of Series C Preferred Stock (whether or not such dividends have accumulated and whether or not such dividends accrued before or after completion of the Exchange Offers).

Among other conditions, consummation of the Exchange Offer for each series of Preferred Stock is conditioned on the holders of at least 66 2/3% of the outstanding shares of that series of Preferred Stock consenting to the Exchange Offer and the Proposed Amendment relating to that series of Preferred Stock (each, an “Individual Series Minimum Condition”). As of September 6, 2022, holders of 68.0% of our outstanding Series B Preferred Stock and holders of 64.6% of our outstanding Series C Preferred Stock have entered into voting agreements agreeing to consent to the Proposed Amendments. The Exchange Offer for each series of Preferred Stock is also conditioned on the approval of the holders of Common Stock of the Proposed Amendments and the issuance of shares of Common Stock in the Exchange Offers, which, in the aggregate, will constitute more than 20% of the outstanding shares of the Company’s Common Stock, in accordance with Maryland law, our Charter, our bylaws and the rules of the NYSE American. As of September 6, 2022, holders of 47.6% of our outstanding Common Stock have entered into voting agreements agreeing to consent to the Proposed Amendments and the issuance of Common Stock in the Exchange Offers. The Company may close the Exchange Offer for any series of Preferred Stock only if the Exchange Offer for the other series also meets its Individual Series Minimum Condition and the Proposed Amendments become effective.

The information in the Prospectus, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A

The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002(a) through (c) of Regulation M-A

(a)	The name of the subject company is Impac Mortgage Holdings, Inc. The address of its principal executive office is 19500 Jamboree Road, Irvine, California 92612. Its telephone number is (949) 475-3600.

(b)	As of September 9, 2022, we had 21,500,935 shares of Common Stock issued and outstanding, 665,592 shares of Series B Preferred Stock issued and outstanding, and 1,405,086 shares of Series C Preferred Stock issued and outstanding.

(c)	The information set forth in the Prospectus under “Market Price for the Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003(a) of Regulation M-A

(a)	The name of the filing person is Impac Mortgage Holdings, Inc. The address of its principal executive office and each of its directors and officers is 19500 Jamboree Road, Irvine, California 92612. Its telephone number is (949) 475-3600. The Company’s executive officers and directors as of September 9, 2022 are listed in the table below.

NAME	POSITION
George A. Mangiaracina	Chief Executive Officer, Chairman of the Board
Frank P. Filipps	Director
Katherine J. Blair	Director
Joseph A. Piscina	Director
Obi O. Nwokorie	Chief Investment Officer
Tiffany M. Entsminger	Chief Operating Officer
Joseph O. Joffrion	Senior Vice President, General Counsel
Justin R. Moisio	Chief Administrative Officer, Corporate Secretary

The information set forth in the section of the Prospectus entitled “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004(a) and (b) of Regulation M-A

(a)(1)(i)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-General” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-General” is incorporated herein by reference.

(a)(1)(iii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-General” is incorporated herein by reference.

(a)(1)(iv)	Not applicable.

(a)(1)(v)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Withdrawal Rights and Revocation of Consents” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Procedure for Tendering Shares of Preferred Stock,” “The Exchange Offers and the Consent Solicitation-The Depository Trust Company Book-Entry Transfer Procedures,” “The Exchange Offers and the Consent Solicitation-Guaranteed Delivery Procedures” and “The Exchange Offers and the Consent Solicitation-Withdrawal Rights and Revocation of Consents” is incorporated herein by reference.

(a)(1)(viii)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Exchange of Shares; Offer Consideration” and “The Exchange Offers and the Consent Solicitation-Acceptance of Shares of Preferred Stock for Exchange; Delivery of Preferred Stock Consideration” is incorporated herein by reference.

(a)(1)(ix)	Not applicable.

(a)(1)(x)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Comparison of Rights Between the Preferred Stock, the Common Stock and the New Preferred Stock” and “The Exchange Offers and the Consent Solicitation-Warrants” is incorporated herein by reference.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	The information set forth in the Prospectus under “Material U.S. Federal Income Tax Considerations” and “Risk Factors-Risks Related to Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(a)(2)(i)-(a)(2)(vii)	Not applicable.

(b)	Not applicable.

Item 5. Past Contacts, Negotiations and Agreements.

Item 1005(e) of Regulation M-A

(e)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation – Voting Agreements,” “Description of Securities” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006(a) through (c) of Regulation M-A

(a)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Consent Solicitation Provisions” is incorporated herein by reference.

(c)(1)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation-Other Plans” and “The Exchange Offers and the Consent Solicitation-Consequences for Failure to Participate” is incorporated herein by reference.

(c)(2)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation-Other Plans” and “The Exchange Offers and the Consent Solicitation-Consequences for Failure to Participate” is incorporated herein by reference.

(c)(3)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation-Other Plans,” “The Exchange Offers and the Consent Solicitation-General,” “The Exchange Offers and the Consent Solicitation-Consequences for Failure to Participate,” and “Dividend Policy and Dividends Paid on Our Common Stock” is incorporated herein by reference.

(c)(4)	None.

(c)(5)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation-Other Plans” and “The Exchange Offers and the Consent Solicitation-Consequences for Failure to Participate” is incorporated herein by reference.

(c)(6)	None.

(c)(7)	None.

(c)(8)	None.

(c)(9)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation,” “The Exchange Offers and the Consent Solicitation-Conditions of the Exchange Offer” and “Capitalization” is incorporated herein by reference.

(c)(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

Item 1007(a), (b) and (d) of Regulation M-A

(a)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Source of Funds” is incorporated herein by reference.

(b)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitation-Conditions of the Exchange Offers” is incorporated herein by reference.

(d)	None.

Item 8. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)	The information set forth in the Prospectus under “Directors, Executive Officers and Control Persons” and “Beneficial Ownership” is incorporated herein by reference.

(b)	None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Item 1009(a) of Regulation M-A

(a)	The information set forth in the Prospectus under “The Exchange Offers and the Consent Solicitations—Fees and Expenses,” and “The Exchange Offers and the Consent Solicitations—Information Agent and Solicitation Agent,” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

(a)(1)	The financial statements set forth in the Prospectus, beginning on page F-4 thereof, are incorporated herein by reference.

(a)(2)	The financial statements set forth in the Prospectus, beginning on page F-46 thereof, are incorporated herein by reference.

(a)(4)	The information set for the in the Prospectus under “Capitalization” is incorporated herein by reference.

(b)(1)	Not applicable.
(b)(2)	Not applicable.

(b)(3)	Not applicable.

Item 11. Additional Information.

Item 1011 of Regulation M-A

(a)(1)	The information set forth in the Prospectus under “Background of the Exchange Offers and the Consent Solicitation—Interests of Certain Stockholders” is incorporated herein by reference.

(a)(2)	The information set for the in the Prospectus under “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions” and “Certain Provisions of Maryland Law and our Charter and Bylaws” is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	The information set for the in the Prospectus under “The Exchange Offers and the Consent Solicitation—General” and “The Exchange Offers and the Consent Solicitation—Consent Solicitation Provisions” is incorporated herein by reference.

(c)	None.

Item 12. Exhibits.

Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description
(a)(1)(A)	Prospectus/Consent Solicitation, dated September 14, 2022 (the “Prospectus”) (incorporated by reference to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (Reg. No. 333-266167), filed September 14, 2022).
(a)(1)(B)	Form of Letter to Preferred Stockholders (incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022.
(a)(1)(C)	Form of Letter of Transmittal and Consent (Series B Preferred Stock) (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(D)	Form of Letter of Transmittal and Consent (Series C Preferred Stock) (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 1, 2022).
(a)(4)	The Prospectus (see Exhibit (a)(1)(A)).
(a)(5)(A)	Articles of Amendment and Restatement (“Charter”) of the Company (incorporated by reference to Exhibit 3.1 the Registration Statement on Form S-4 filed by the Company with the SEC on July 15, 2022).
(a)(5)(B)	Certificate of Correction to the Company’s Charter (incorporated by reference to Exhibit 3.1(a) of the Company’s 10-K filed with the Securities and Exchange Commission on March 16, 1999).
(a)(5)(C)	Articles of Amendment to the Company’s Charter to correct certain sections of Article VII (Restriction Transfer and Redemption of Shares) (incorporated by reference to Exhibit 3.1(b) of the Company’s 10-K filed with the Securities and Exchange Commission on March 16, 1999).
(a)(5)(D)	Articles of Amendment to the Company’s Charter for change of name of the Company (incorporated by reference to Exhibit 3.1(a) of the Company’s Current Report on Form 8-K/A Amendment No. 1, filed with the Securities and Exchange Commission on February 12, 1998).
(a)(5)(E)	Articles of Amendment to the Company’s Charter, increasing authorized shares of Common Stock of the Company (incorporated by reference to Exhibit 10 of the Company’s Form 8-A/A, Amendment No. 2, filed with the Securities and Exchange Commission on July 30, 2002).
(a)(5)(F)	Articles of Amendment to the Company’s Charter, amending and restating Article VII [Restriction or Transfer, Acquisition and Redemption of Shares] (incorporated by reference to Exhibit 7 of the Company’s Form 8-A/A, Amendment No. 1, filed with the Securities and Exchange Commission on June 30, 2004).
(a)(5)(G)	Articles Supplementary to Company’s Charter designating 9.375 percent Series B Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, (incorporated by reference to Exhibit 3.8 of the Company’s Form 8-A/A, Amendment No. 1, filed with the Securities and Exchange Commission on June 30, 2004).

(a)(5)(H)	Articles Supplementary to Company’s Charter designating 9.125 percent Series C Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, (incorporated by reference to Exhibit 3.10 of the Company’s Form 8-A filed with the Securities and Exchange Commission on November 19, 2004).
(a)(5)(I)	Articles of Amendment to the Company’s Charter, effecting 1-for-10 reverse stock split (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008).
(a)(5)(J)	Articles of Amendment to the Company’s Charter, to decrease Common Stock par value (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2008).
(a)(5)(K)	Articles of Amendment to the Company’s Charter, to amend and restate Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2009).
(a)(5)(L)	Articles of Amendment to the Company’s Charter, to amend and restate Series C Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2009).
(a)(5)(M)	Articles Supplementary to the Company’s Charter to reclassify and designate Series A-1 Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2013).
(a)(5)(N)	Certificate of Correction to the Company’s Charter (incorporated by reference to Exhibit 3.1(a) of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2022).
(a)(5)(O)	Form of Stock Certificate of the Company (incorporated by reference to the corresponding exhibit number to the Company’s Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the Securities and Exchange Commission on September 7, 1995).
(a)(5)(P)	Tax Benefits Preservation Rights Agreement dated as of October 23, 2019 by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by referenced to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2019).
(a)(5)(Q)	Articles of Amendment (Series B Preferred Stock) (included as Annex A-1 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(R)	Articles of Amendment (Series C Preferred Stock) (included as Annex A-2 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(S)	Form of Articles Supplementary (Series D Preferred Stock) (included as Annex A-3 to the Prospectus; see Exhibit (a)(1)(A)).
(a)(5)(T)	Form of Warrant issued in Exchange Offer for Company’s Series C Preferred Stock (incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(5)(U)	Warrant Agreement issued in Exchange Offer for Company’s Series C Preferred Stock (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Registration Statement on Form S-4 filed by the Company with the SEC on September 14, 2022).
(a)(5)(V)	August 26, 2022, by and between Impac Mortgage Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2022).
(d)(1)	Form of Voting Agreement in connection with Exchange Offers (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 29, 2022)
(d)(2)	Form of Amendment No. 1 to Voting Agreement in connection with Exchange Offers. (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on June 23, 2022)
(d)(3)	Form of Additional Voting Agreement in connection with Exchange Offers. (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on June 23, 2022)
(h)	Tax Opinion of Venable LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on August 1, 2022).

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Impac Mortgage Holdings, Inc.

By:	/s/ George A. Mangiaracina
George A. Mangiaracina
Chairman and Chief Executive Officer

Date: September 14, 2022